UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To Whom It May Concern:
	Company:	Mizuho Securities Co., Ltd.
	Representative:	Keisuke Yokoo, President
	Head Office:	1-5-1, Otemachi, Chiyoda-ku, Tokyo
	Code:	8606 (First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange and First Section of the Nagoya Stock Exchange)

Retained Earnings Dividend Payments

Mizuho Securities Co., Ltd. (the “Company”) hereby announces that its Board of Directors has today resolved to issue no year-end dividend on its common stock as set forth below. The record date thereof is March 31, 2011.

1.	Description of Dividends

	Fiscal year ending March 31, 2011	Fiscal year ended March 31, 2010
Record date	March 31, 2011	March 31, 2010
Dividend per share	none	JPY 5 (Details) Common dividend JPY 3 Commemorative dividend JPY 2
Total amount of dividends	—	JPY 7,942 million
Effective date	—	June 23, 2010
Source of dividends	—	Retained earnings

2.	Reasons

The basic policy of the Company is to maximize enterprise value. In respect to the distribution of profits, we generally aim to strengthen our financial condition, enhance retained earnings for future business development and issue dividend distributions to our shareholders flexibly in accordance with business results.

However, in the current term, the Company posted a net loss as a result of worsening business performance in a tight economic environment and writing down affiliate stock. In view of the status of its net assets, the Company has resolved to forgo the issuance of year-end dividends.

(Reference) Breakdown of annual dividends

Dividends per share (JPY)
Record date	Year-end dividends	Annual dividends
Fiscal year ending March 31, 2011	none	none
Actual results for fiscal year ended March 31, 2010	JPY 5	JPY 5

End